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                                                                    EXHIBIT 99.1

FOR
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LJ INTERNATIONAL INC.
(NATIONAL MARKET SYSTEM: JADE)

CONTACTS
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BETTY HO                                 GREGORY A. McANDREWS
LJ International Inc.                    Greg McAndrews & Associates
011 (852) 2170-0001                      (310) 301-3035

                                                           FOR IMMEDIATE RELEASE
                                                           ---------------------

              SALES UP 5.1% IN FIRST QUARTER FOR LJ INTERNATIONAL; NET LOSS OF FOUR CENTS PER SHARE DUE TO NEW VENTURES

         HONG KONG, Sept. 16, 2002 - LJ International Inc. (NMS: JADE) today announced first quarter sales of $8.77 million for the three months ended July 31, up 5.1% from first quarter sales last year of $8.35 million.

         The net loss of $356,000, equal to a net loss of four cents per share, was attributed to investments in its new giftware line and point-of-sale line compared with the prior year's first quarter net income of $95,000, or net income of one cent per share.

         Net income of LJI's main business of marketing and distributing jewelry was $185,000, more than double of the previous year's net income of $95,000 for the quarter.

         The balance sheet remained strong with total current assets of $29.3 million, total assets of $40.8 million, cash of $503,000, total stockholders' equity of $22.9 million and stockholders' equity per share of $2.64.

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NEWS RELEASE - JADE--FIRST QUARTER FINANCIAL RESULTS
SEPTEMBER 16, 2002
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         The gross profit margin remained relatively stable for the quarter at
30.2% compared with 38.5% in the similar period last year as the company provided more discounts to gain market share and to introduce new products. Target markets are blue chip company "Top40/Next 60" jewelry retailers and wholesalers.

         LJI expects its recently established giftware and point-of-sale industry segments to break-even by the fiscal year ending April 30, 2004. The giftware line includes holiday accessories and packaging for the company's mass merchandising customers. Point-of-sale in-store promotional devices are now being made available to retail stores.

                              FINANCIAL HIGHLIGHTS
                                   (UNAUDITED)

                                                              FOR THE THREE MONTHS ENDED
                                                                       JULY 30,
                                                     -------------------------------------------
                                                         2002                            2001
                                                     ----------                       ----------
Revenues                                             $8,769,000                       $8,345,000

Net Income (Loss)                                    $ (356,000)                      $   95,000

Net Income (Loss) per Share                          $    (0.04)                      $     0.01

Weighted Average Shares Outstanding                   8,671,615                        9,098,678



         LJ International Inc. (NMS: JADE) is a publicly-owned company engaged in designing, branding, marketing and distributing a full range of fine jewelry, which has been built on a vertical integration strategy and an unwavering commitment to quality and service. Website: www.ljintl.com.

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NEWS RELEASE - JADE--FIRST QUARTER FINANCIAL RESULTS
SEPTEMBER 16, 2002
PAGE 3


         (Forward looking statement: Except for the historical information, the matters discussed in this news release may contain forward-looking statements, including, but not limited to, factors relating to future sales. These forward-looking statements may involve a number of risks and uncertainties. Actual results may vary significantly based on a number of factors, including, but not limited to, uncertainties in product demand, the impact of competitive products and pricing, changing economic conditions around the world, release and sales of new products and other risk factors detailed in the company's most recent annual report and other filings with the Securities and Exchange Commission.)

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